[redacted]

08027431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41598 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 010107 (MM/DD/YY) AND ENDING 123107 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Stark Salter & Smith
Co: I.E. Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 Roadside Dr. #215
(No. and Street)

Agoura (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Stark, Jr.
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. Gourley & Co.
(Name – *if individual, state last, first, middle name*)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephen T. Stark, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

SEE ATTACHED
Loose Certificate
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. D. Gourley & Co.

**CERTIFIED PUBLIC ACCOUNTANTS**
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
**I. E. INVESTMENTS, INC.**
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. INVESTMENTS, INC., dba STARK, SALTER AND SMITH, as of December 31, 2007 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Gourley & Co.
Arcadia, CA

February 15, 2008

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and Cash Equivalents (Notes 1 & 4) | $ | 306,092 |
| Advances | | 8,452 |
| Prepaid Taxes | | 600 |
| Total Current Assets | | 315,144 |
| **Investments** | | |
| Marketable Securities (Note 5) | | 14,847 |
| Furniture and Equipment, at Cost, | | 73,858 |
| Accumulated Depreciation | | (73,857) |
| Furniture and Equipment (Net) | | 1 |
| **Other Assets** | | |
| Deposits | | 5,583 |
| Total Other Assets | | 5,583 |
| Total Assets | $ | 335,575 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

# I.E. INVESTMENTS, INC.
# dba STARK, SALTER & SMITH

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued Expenses | $ | 65.952 |
| Clearing Payable | | 7.532 |
| BNY - Inventory | | 12,326 |
| Federal Tax Payable | | 4,610 |
| CA Franchise Tax Payable | | 2,343 |
| Total Current Liabilities | | 92.763 |
| Total Liabilities | $ | 88.153 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding | | 100,000 |
| Retained Earnings | | 142,812 |
| Total Stockholders' Equity | $ | 242,812 |
| Total Liabilities and Stockholders' Equity | $ | 335,575 |

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 2,715,722 |
| Interest Income | 12,348 |
| | 2,728,070 |
| **Operating Expenses** | |
| Officers' Compensation | 970,000 |
| Wages | 631,507 |
| Commissions | 240,291 |
| Occupancy and Equipment | 212,075 |
| Clearing | 110,222 |
| Travel, Entertainment, Meals | 169,750 |
| Communications | 44,975 |
| Insurance | 157,044 |
| Payroll Tax | 67,532 |
| Legal & Accounting | 29,230 |
| Office Supplies | 38,258 |
| Automobile Leases | 32,579 |
| Dues and Subscriptions | 15,434 |
| NASD/SIPC Dues | 10,781 |
| Contributions | 3,776 |
| 401(k) Employer | 10,000 |
| Other Expenses | 1,384 |
| Total Operating Expenses | 2,744,838 |
| Loss from Operations | (16,768) |
| Other Income | 35,000 |
| Unrealized Gain - Marketable Securities | 5,610 |
| Income Before Income Tax | 23,842 |
| Provision for Income Tax (Note 6) | 13,783 |
| Net Income | $ 10,059 |
| Retained Earnings at The Beginning of the Year | 132,753 |
| Retained Earnings at The End of the Year | $ 142,812 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Cash Received from Brokers | $ 2,710,986 |
| Interest and Dividends Received | 12,348 |
| Other Operating Receipts | 35,000 |
| Cash Paid to Suppliers and Employees | (2,723,084) |
| Contributions Paid | (3,776) |
| Income Taxes Paid | (6,160) |
| Net cash provided (used) by operating activities | 25,314 |
| **Cash flows from investing activities:** | |
| Net cash provided (used) by investing activities | - |
| **Net increase (decrease) in cash and equivalents** | 25,314 |
| Cash and equivalents, beginning of year | 280,778 |
| **Cash and cash equivalents, end of year** | $ 306,092 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **Reconciliation of net income to net cash provided by operating activities:** | |
| Net Loss | $ 10,059 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| Unrealized Gain Marketable Securities | (5,610) |
| (Increase) decrease in Prepaid Expenses | 667 |
| (Increase) decrease in Other Assets | 10,979 |
| Increase (decrease) in Broker Payable | (4,736) |
| Increase (decrease) in Accrued Liabilities | 7,002 |
| Increase (decrease) in Income Taxes Payable | 6,953 |
| Total adjustments | 15,255 |
| **Net cash provided (used) by operating activities** | $ 25,314 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2007

| | | |
|---|---|---|
| Paid in Capital | | |
| Common Stock | | $ 100,000 |
| Retained Earnings At Beginning of the Year | $ 132,753 | |
| Add: | | |
| Net Income | 10,059 | |
| Retained Earnings at End of Year | | 142,812 |
| Total Stockholders' Equity | | $ 242,812 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

**I. E. INVESTMENTS, INC.**
**dba STARK, SALTER & SMITH**
**NOTES TO FINANCIAL STATEMENTS**
December 31, 2007
(See Accountant's Report)

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc.

**Expenditures** for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized.

**Depreciation** is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

**Income Taxes** -The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

**Cash and Cash Equivalents**-For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

**Estimates** -The accompanying financial statements have been prepared in accordance with generally accepted accounting. The financial statements reflect estimates and judgments made by management, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2007 was $224,899. This exceeded minimum net capital requirements by $74,899.

## NOTE 4 – CASH AND CASH EQUIVALENTS

The total of cash and cash equivalents at December 31, 2007 is $306,092. A $210,000 US Treasury bill valued at $207,927 matures April 24, 2008.

## NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale, which are recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital.

## NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $13,783 is comprised of $8,048 current federal income tax, and $5,735 state franchise tax. There were no material differences requiring a provision for deferred taxes during the year.

## NOTE 7 – COMMITMENTS

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $520.61, $980.31, and $1,271.99 with termination dates of October 2008, January 2009, and August 2010, respectively. The Company is obligated under a sixty-month lease agreement started September 1, 2003 for its office space. The lease provides for rental escalations of 3% each lease anniversary date. The current monthly rental is $6,748. The aggregate of these financial commitments over the next five-year is presented.

| | |
|---|---|
| 2008 | $86,221 |
| 2009 | 16,244 |
| 2010 | 10,176 |
| 2011 | -0- |
| 2012 | -0- |

## NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. An employer contribution of $35,624 was made for the year ended December 31, 2006 and a minimum employer contribution of $10,000 was accrued for the year ending December 31, 2007. The Company did not make any matching contributions during the plan year ended December 31, 2007.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

| | | |
|---|---|---|
| **Capital** | | |
| Total Stockholders' Equity | $ 242,812 | |
| **Add:** | | |
| | | |
| **Total Capital** | | $ 242,812 |
| **Less:** | | |
| Non-Allowable Assets | 14,636 | |
| | | 14,636 |
| Net Capital Before Haircuts | | 228,176 |
| **Haircuts on Securities** | | |
| Banker's acceptances, certificates of deposit and commercial paper | 10 | |
| US Government Obligations | 1,040 | |
| Stocks and Warrants | 2,227 | |
| **Total Haircuts** | | 3,277 |
| **Net Capital** | | $ 224,899 |
| **Minimum Dollar Net Capital** | | 150,000 |
| **Excess Net Capital** | | $ 74,899 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007

| | | |
|---|---|---|
| Total Ownership Equity | | |
| Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report | $ | 224,900 |
| Qualified Net Capital Per Audit Report | | 224,899 |
| Difference-Rounding | $ | 1 |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
*SCHEDULE III*
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

| | |
|---|---|
| Credits | $ -0- |
| Debits | -0- |
| Total Requirement | -0- |
| Amount on Deposit in Reserve | -0- |
| Reserve Requirement Per Unaudited Report | -0- |
| Difference Unaudited versus Audited Report | $ -0- |

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter, & Smith is exempted from "Computation For Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

| | NUMBER OF ITEMS | AMOUNT |
|---|---|---|
| Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2007 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3) | 0 | $ -0- |
| Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3 | 0 | $ -0- |

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter & Smith is exempted from "Computation for Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2007

| | |
|---|---|
| Subordinated Borrowings | -0- |
| Current Year Borrowings | -0- |
| Subordinated Borrowings At the End of the Year | $ -0- |

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

# R. D. Gourley & Co.

**Certified Public Accountants**
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com


BOARD OF DIRECTORS
**I. E. INVESTMENTS, INC.**
**dba STARK, SALTER & SMITH**

In planning and performing our audit of the financial statements and supplemental schedules of I. E. INVESTMENTS, INC., dba STARK, SALTER AND SMITH for the year ended December 31, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

The Financial Industry Regulatory Authority (FINRA) has conducted their examination of the Company's procedures as they apply to the FINRA rules. The Company has responded directly to FINRA regarding matters addressed and a Letter of Acceptance, Waiver and Consent was executed on November 28, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related, regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for those stated in the preceding paragraph, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. D. Gourley & Co.
Arcadia, California
February 15, 2008

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20th (Date) day of February (Month), 2008 (Year), by

(1) Stephen T. STARK, Jr (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GAIL B. DE ANDE
Commission # 1644413
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2010

Place Notary Seal Above

Signature Gail B. de ande
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report

Document Date: Feb. 15, 2008 Number of Pages: 21

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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END